INTERIM CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2009

(Expressed in Canadian Dollars, unless otherwise stated)

These financial statements have not been reviewed by the Company's auditors

CONTINENTAL MINERALS CORPORATION
Consolidated Balance Sheets
(Unaudited - Expressed in Canadian Dollars)

	March 31	December 31
	2009	2008

Assets

Current assets
Cash and cash equivalents	$11,300,892	$15,263,682
Amounts receivable	546,868	477,585
Amounts due from related parties (note 7)	349,341	556,426
Prepaid expenses and deposits	311,037	416,401
	12,508,138	16,714,094

Mineral property interests (note 5)	114,052,309	113,162,309
Equipment (note 4)	361,019	422,587
Investments	1	1
	$126,921,467	$130,298,991

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$5,886,994	$5,950,065
Amounts due to related parties (note 7)	583,922	202,984
Current portion of long-term payable	630,650	609,000
	7,101,566	6,762,049

Long-term payable	630,650	609,000
Future income tax liabilities	33,779,000	32,638,000

Shareholders' equity
Share capital (note 6(b))	175,044,539	175,044,539
Contributed surplus (note 6(e))	10,517,787	9,517,334
Deficit	(100,152,075)	(94,271,931)
	85,410,251	90,289,942

Commitments (note 8)
Subsequent event (note 9)
	$126,921,467	$130,298,991

See accompanying notes to the consolidated financial statements

Approved by the Board of Directors

/s/ David J. Copeland	/s/ Rene G. Carrier

David J. Copeland	Rene G. Carrier
Director	Director

CONTINENTAL MINERALS CORPORATION
Consolidated Statements of Operations
(Unaudited - Expressed in Canadian Dollars except for number of shares)

	Three months ended March 31
	2009	2008
Expenses
Amortization	$19,743	$11,160
Consulting	4,934	30,546
Exploration (Schedule)	2,962,058	1,534,250
Insurance	37,009	39,810
Interest income	(15,310)	(342,076)
Legal, accounting and audit	213,262	167,290
Office and administration	1,096,484	722,837
Shareholder communications	48,574	54,935
Stock based compensation	330,453	327,169
Travel and conference	78,232	187,960
Trust and filing	12,688	29,954
Loss before the following:	4,788,127	2,763,835
Foreign exchange loss related to future income tax liability	921,000	2,190,000
Foreign exchange loss	171,017	13,327
Loss for the period	$5,880,144	$4,967,162

Basic and diluted loss per share	$(0.05)	$(0.04)

Weighted average number of common shares outstanding	129,053,041	129,053,041

Consolidated Statements of Comprehensive Loss
(Expressed in Canadian Dollars)

	Three months ended March 31
	2009	2008
Loss for the period	$5,880,144	$4,967,162
Other comprehensive loss	–	–
Total comprehensive loss	$5,880,144	$4,967,162

See accompanying notes to the consolidated financial statements

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)

	Three months ended March 31
	2009	2008
Deficit, beginning of period	$(94,271,931)	$(63,718,354)
Loss for the period	(5,880,144)	(4,967,162)
Deficit, end of period	$(100,152,075)	$(68,685,516)

See accompanying notes to the consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended March 31
Cash provided by (used for)	2009	2008

Operating activities
Loss for the period	$(5,880,144)	$(4,967,162)
Items not involving cash
Amortization	63,978	73,224
Foreign exchange loss	964,300	2,190,000
Stock-based compensation	330,453	327,169
Changes in non-cash operating working capital
Amounts receivable	(69,283)	(107,137)
Prepaid expenses	105,364	533,861
Accounts payable and accrued liabilities	(63,071)	(641,746)
Due to (from) related parties	588,023	(114,544)
Cash used for operating activities	(3,960,380)	(2,706,335)

Investing activities
Acquisition of equipment	(2,410)	(6,659)
Principal payment on long-term payable	–	(442,850)
Cash used for investing activities	(2,410)	(449,509)

Decrease in cash and cash equivalents	(3,962,790)	(3,155,844)
Cash and cash equivalents, beginning of period	15,263,682	33,040,579

Cash and cash equivalents, end of period	$11,300,892	$29,884,735

Components of cash and cash equivalents are as follows:
Cash	$4,053,091	$3,475,134
Government treasury bills, bankers acceptances, and term deposits	7,247,801	26,409,601
	$11,300,892	$29,884,735

See accompanying notes to the consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Consolidated Schedules of Exploration Expenses
(Expressed in Canadian Dollars)

	Three months ended March 31
Xietongmen Property, China	2009	2008

Exploration Costs
Amortization	$45,427	$62,064
Assays and analysis	2,824	56,303
Drilling	25,967	–
Engineering	1,225,105	376,722
Environmental	368,811	271,474
Equipment rentals and leases	–	507
Geological	182,429	88,009
Graphics	2,625	24,573
Property and finders' fees	–	13,024
Site activities	514,685	225,143
Socioeconomic	403,719	282,637
Transportation	190,466	133,794
Incurred during the period	2,962,058	1,534,250
Non-cash stock based compensation	98,154	12,122
	3,060,212	1,546,372
Accumulated exploration expenses, beginning of period	61,483,098	45,978,614
Accumulated exploration expenses, end of period	$64,543,310	$47,524,986

See accompanying notes to the consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2009
(Unaudited – Expressed in Canadian Dollars)

1.	BASIS OF PRESENTATION AND PRINCIPLE OF CONSOLIDATION

Continental Minerals Corporation ("Continental" or the "Company") is incorporated under the laws of the province of British Columbia, Canada, and its principal business activity is the acquisition, exploration and development of mineral properties.

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles pursuant to the recommendations of the Canadian Institute of Chartered Accountants ("CICA") standard on Interim Financial Statements. These interim consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned.

These interim financial statements do not include all the disclosures required for annual financial statements under generally accepted accounting principles. However, these interim financial statements follow the same accounting policies and methods of application as the Company's most recent audited annual financial statements except for the changes described in note 3 below. These interim consolidated financial statements should be read in conjunction with the Company's 2008 audited annual consolidated financial statements which are filed on www.sedar.com. Certain comparative information has been reclassified to conform to the presentation adopted in the current period.

All material intercompany balances and transactions have been eliminated.

Operating results for the three-month period ended March 31, 2009 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2009 or for any other period.

2.	CONTINUING OPERATIONS AND GOING CONCERN

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts shown for mineral property interests, and property and equipment are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of the mineral property interests, and future profitable production or proceeds from the disposition of the mineral property interests.

The Company is in the process of developing its Xietongmen Project located in Tibet, in the People's Republic of China (the "PRC"). The underlying value and the recoverability of the amounts shown for mineral property interests, and property and equipment are dependent upon the existence of economically recoverable mineral reserves, receipt of appropriate permits, the ability of the Company to obtain the necessary financing to complete the development of the project, and the future profitable production from, or the proceeds from the disposition of, this project.

These consolidated financial statements are prepared on the basis that the Company will continue as a going concern. As at March 31, 2009, the Company had net working capital of

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2009
(Unaudited – Expressed in Canadian Dollars)

approximately $5.4 million (December 31, 2008 – $10 million) and continues to incur exploration and development expenditures related to the Xietongmen Project. The Company has not yet produced any revenue and has incurred recurring losses since inception. At March 31, 2009, the Company had approximately $11 million (December 31, 2008 – $15 million) in cash and cash equivalents.

Management recognizes that the Company will need to generate additional financing in order to meet its planned business objectives. There is no assurance that the Company will be able to raise these additional financial resources. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration and development activities.

3.	CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2009, the Company adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA").

(a)	Newly adopted accounting standards

(i) Section 3064 – Goodwill and Intangibles

The Canadian Accounting Standards Board ("AcSB") issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research

and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The Company evaluated the impact of this new standard and concluded that this standard did not have a significant impact on the consolidated financial statements.

(ii) EIC 173 – Credit Risk and the Fair value of Financial Assets and Financial Liabilities

The CICA issued EIC-173 which requires the Company to consider its own credit risk as well as the credit risk of its counterparty when determining the fair value of financial assets and liabilities, including derivative instruments. The standard is effective for the first quarter of 2009 and is required to be applied retrospectively without restatement of prior periods. The adoption of this standard did not have an impact on the valuation of financial assets or liabilities of the Company in the current period.

(iii) EIC 174 – Mining Exploration Costs

The CICA issued EIC-174, Mining Exploration Costs which provides guidance to mining enterprises related to the measurement of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The accounting treatments provided in EIC-174 have been applied in the preparation of these financial statements and did not have an impact on the valuation of the Company's mineral property interests.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2009
(Unaudited – Expressed in Canadian Dollars)

(b)	Future changes in accounting standards

(i) International Financial Reporting Standards ("IFRS")

The AcSB has announced its decision to replace Canadian GAAP with International Financial Reporting Standards ("IFRS") for all Canadian publicly-listed companies. The AcSB announced that the changeover date will commence for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date for the Company to changeover to IFRS will be January 1, 2011. Therefore, the adoption of IFRS will require the restatement for comparative purposes of amounts reported by the Company for the year ending December 31, 2010. The Company is currently in the process of developing an IFRS conversion plan and evaluating the impact of the transition to IFRS.

ii) Business Combinations/Consolidated Financial Statements and Non-Controlling Interests

The AcSB issued CICA Handbook section 1582, Business Combinations, section 1601, Consolidated Financial Statements, and section 1602, Non-Controlling Interests which supersede current section 1581, Business Combinations, and section 1600 Consolidated Financial Statements. These new sections replace existing guidance on business combinations and consolidated financial statements to harmonize Canadian accounting for business combinations with IFRS. These Sections will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. If an entity applies these Sections before January 1, 2011, it is required to disclose that fact and apply each of the new sections concurrently. The Company is currently evaluating the impact of the adoption of these changes on its consolidated financial statements.

4.	PROPERTY AND EQUIPMENT

	March 31, 2009			December 31, 2008
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Leasehold
Improvements	$117,692	$61,514	$56,178	$117,692	$52,770	$64,922
Computers	222,782	172,065	50,717	220,372	154,918	65,454
Field
Equipment	197,021	186,683	10,338	197,021	177,829	19,192
Furniture	41,734	30,201	11,533	41,734	27,497	14,237
Vehicles	530,562	298,309	232,253	530,562	271,780	258,782
	$1,109,791	$748,772	$361,019	$1,107,381	$684,794	$422,587

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2009
(Unaudited – Expressed in Canadian Dollars)

5.	MINERAL PROPERTY INTEREST

Xietongmen Property	Three months	Year ended
	ended	December 31,
	March 31, 2009	2008
Balance, beginning of the period	$113,162,309	$117,287,309
Increase (decrease) in accumulated mining permit costs	670,000	(3,095,000)
Future income tax related to accumulated mining permit costs	220,000	(1,030,000)
Balance, end of the period	$114,052,309	$113,162,309

6.	SHAREHOLDERS' EQUITY

(a)	Authorized share capital

  an unlimited number of common shares without par value; and

  an unlimited number of non-voting, redeemable preferred shares without par value.

(b)	Issued and outstanding common share capital

	Number of
	common shares	Amount unt
Balance, December 31, 2008 and March 31, 2009	129,053,041	$175,044,539

(c)	Warrants

The continuity of the number of share purchase warrants is as follows:

Expiry date	February 14, 2009
Exercise price	$1.59
Balance, December 31, 2008	500,000
Expired	(500,000)
Balance, March 31, 2009	–

(d)	Share purchase option plan

The Company has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its officers, directors, employees and consultants.

A share option plan was approved by the Board and by the shareholders in June 2006. The share option plan (the "2006 Rolling Option Plan") is based on the maximum number of eligible shares equaling a rolling percentage of up to 10% of the Company's outstanding common shares, calculated from time to time. Pursuant to the 2006 Rolling Option Plan, if outstanding options are exercised, or expire, or the number of issued and outstanding common shares of the Company

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2009
(Unaudited – Expressed in Canadian Dollars)

increases, the number of options available to grant under the plan increases proportionately. The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the market price (less permissible discounts). Options can have a maximum term of five years and typically terminate 90 days following the termination of the optionee's employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

The continuity schedule of share purchase options, of which 7,070,332 were exercisable at March 31, 2009 (December 31, 2008 – 6,967,665), is as follows:

Share purchase options outstanding		Weighted average
	Number of options	exercise price
Balance, December 31, 2007	6,554,607	$1.77
Granted	5,139,000	1.28
Expired or cancelled	(1,362,941)	1.45
Balance, December 31, 2008	10,330,666	$1.57
Expired or cancelled	(157,666)	1.19
Balance, March 31, 2009	10,173,000	$1.58

The following table summarizes the Company's stock options outstanding at March 31, 2009:

		Number of options	Number of options
Expiry date	Option price	outstanding	exercisable
April 30, 2009	$2.01	1,182,500	1,182,500
November 30, 2009	$1.61	250,000	250,000
September 30, 2010	$1.68	135,000	93,333
February 28, 2011	$1.61	2,800,000	2,566,667
February 28, 2011	$1.68	350,000	350,000
May 2, 2011	$1.32	4,055,500	1,361,165
October 1, 2011	$0.79	200,000	66,667
February 28, 2012	$2.01	1,200,000	1,200,000
Total		10,173,000	7,070,332
Weighted average option price		$1.58	$1.69

Subsequent to March 31, 2009, 1,182,500 options with the option price of $2.01 expired on April 30, 2009.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2009
(Unaudited – Expressed in Canadian Dollars)

Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted or vesting during the three months ended March 31, 2009, and which have been reflected in the consolidated statements of operations, is as follows:

	Three months ended March 31
	2009	2008
Exploration
Engineering	$45,800	$11,867
Environmental, socioeconomic and land	19,637	2,221
Geological	32,717	(1,966)
Exploration	98,154	12,122
Operations and administration	232,299	315,047
Total compensation cost recognized in operations, credited to
contributed surplus	$330,453	$327,169

The weighted-average assumptions used to estimate the fair value of options vesting during the respective periods were as follows:

	Three months ended March 31
	2009	2008
Risk free interest rate	2.70%	3.65%
Expected life	3.0 years	3.1 years
Expected volatility	64.5%	87%
Expected dividends	Nil	Nil

(e)	Contributed surplus

Balance, December 31, 2008	$9,517,334
Changes during the period
Non-cash stock-based compensation	330,453
Mining permit cost	670,000
Balance, March 31, 2009	$10,517,787

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2009
(Unaudited – Expressed in Canadian Dollars)

7.	RELATED PARTY BALANCES AND TRANSACTIONS

	March 31	December 31
Amounts due from related party	2009	2008
Hunter Dickinson Services Inc. (a)	$340,000	$556,426
Beijing Honglu (b)	121	–
Qi Deng (f)	9,220	–
	$349,341	$556,426

	March 31	December 31
Amounts due to related parties	2009	2008
Hunter Dickinson Services Inc. (a)	$369,769	$–
Tibet Bojing, Beijing Honglu, Wang Zhi (b)	152,960	148,774
C.E.C. Engineering Ltd. (c)	–	15,366
Jack Yang, Sundecin Enterprises Inc. (d)	29,356	30,089
Dickson Hall & Associates Ltd. (h)	3,927	6,491
Qi Deng (f)	27,910	–
Gerald Panneton	–	2,264
	$583,922	$202,984

	Three months period ended March 31
Transactions:	2009	2008
Hunter Dickinson Services Inc. – reimbursement for third party
expenses and services rendered (a)	$867,692	$979,582
Tibet Bojing (b)	–	66,455
Beijing Honglu (b)	–	67,787
C.E.C. Engineering (c)	95,153	93,614
Sundecin Enterprise Inc. (d)	34,476	30,940
Dickson Hall & Associates Ltd. (e)	72,276	68,948
Qi Deng (f)	34,554	58,476
Zhengxun Guo (g)	21,105	17,078
Dong Ouyang (h)	26,875	–
Xiaojun Ma (i)	–	7,885

(a)

Hunter Dickinson Services Inc. ("HDSI") (formerly, Hunter Dickinson Inc.) is a private company owned equally by several public companies, one of which is Continental. HDSI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis per agreement dated June 1, 2008. Advances during 2008 were non-interest bearing and due on demand.

Related party balances receivable or payable, in the normal course, during 2009 and 2008 were non-interest bearing and due on demand, and represent advances against current and future services rendered to, or costs incurred on behalf of, the Company by HDSI.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2009
(Unaudited – Expressed in Canadian Dollars)

(b)

During the three months ended March 31, 2009, the Company paid or accrued nil (three months ended March 31, 2008 – $66,455) and nil (three months ended March 31, 2008 – $67,787) to Tibet Bojing Minerals Investment Limited ("Tibet Bojing") and Beijing Honglu Shengdi Consulting Services Limited ("Beijing Honglu") respectively, two companies controlled by a director of the Company, for consulting services.

(c)

During the three months ended March 31, 2009, the Company paid $95,153 (three months ended March 31, 2008 – $93,614) to C.E.C. Engineering Ltd, a company controlled by a director of the Company, for engineering services.

(d)

During the three months ended March 31, 2009, the Company paid $34,476 (three months ended March 31, 2008 – $30,940) to Sundecin Enterprises Inc., a company controlled by a director of the Company, for consulting services.

(e)

During the three months ended March 31, 2009, the Company paid $72,276 (three months ended March 31, 2008 – $68,948) to Dickson Hall & Associates, a company controlled by an officer of the Company, for consulting services.

(f)

During the three months ended March 31, 2009, the Company paid $34,554 (three months ended March 31, 2008 – $58,476) to Qi Deng, a director of Tian Yuan, the Company's main Tibetan subsidiary, for consulting and project management services.

(g)

During the three months ended March 31, 2009, the Company paid $21,105 (three months ended March 31, 2008 – $17,078) to Zhengxun Guo, a director of Tian Yuan, the Company's main Tibetan subsidiary, for administrative and managerial services.

(h)

During the three months ended March 31, 2009, the Company paid $26,875 (three months ended March 31, 2008 – nil) to Dong Ouyang, who, in September 2008, became a director of Tian Yuan, the Company's main Tibetan subsidiary, for administrative and managerial services.

(i)

Mr. Xiaojun Ma is a former director of the Company who resigned in May 2008. In the three month period ended March 31, 2009, the Company paid nil (three months ended March 31, 2008 – $7,885) to Xiaojun Ma for administrative and managerial services.

8.	COMMITMENTS

(a)	Office leases

In 2008, the Company signed a lease agreement for office space in Beijing, with a two-year lease term ending June 30, 2010. The Company is committed to paying base rent and property management fees totaling approximately $200,000 in 2009 and $133,370 in 2010.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2009
(Unaudited – Expressed in Canadian Dollars)

(b)	Housing for villagers

In 2008, the Company entered into various agreements with village residents in the vicinity of the proposed mine site, for the construction of new houses and associated fencing and moving expenses. As at March 31, 2009, approximately $321,000 remained to be incurred for these costs, substantially all of which is expected to be paid during 2009.

9.	SUBSEQUENT EVENT

On May 1, 2009, the Company announced that the Board of Directors had approved in principle the adoption of a Shareholder Rights Plan Agreement (the "Rights Plan"). The Rights Plan was adopted to ensure the fair treatment of all the Company's shareholders in connection with any possible future take-over bids for the outstanding common shares of the Company. In the event a take-over bid does not meet the "permitted bid" requirements of the Rights Plan, the rights issued under the plan will entitle shareholders, other than any shareholder or shareholders involved in the take-over bid, to purchase additional common shares of the Company at a significant discount to the market price of the common shares at that time. The Rights Plan is subject to approval by the TSX Venture Exchange and will be presented for ratification by the shareholders at the next annual meeting of the shareholders of the Company.